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Exhibit 12.1

Ratio of Earnings to Fixed Charges

        Our consolidated ratios of earnings to fixed charges for each of the periods indicated are as follows:

	For the Six Months Ended June 30, 2010
		For the Years Ended December 31,
		2009	2008	2007	2006	2005
	(dollars in thousands)
Fixed charges:
Interest expense	$1	$—	$1,025	$8,449	$11,270	$15,082
Capitalized interest	8,489	12,339	18,998	14,452	9,162	8,915
Amortization of debt issuance costs	—	—	3,393	3,698	4,208	4,556
Portion of rents representative of the interest factor	13,633	27,267	25,067	24,767	20,300	16,500

Total fixed charges	$22,123	$39,606	$48,483	$51,366	$44,940	$45,053

Earnings:
Income (loss) before income taxes	$(200,473)	$543,733	$625,536	$735,674	$(52,678)	$628,919
Fixed charges per above less capitalized interest	13,634	27,267	29,485	36,914	35,778	36,138
Amortization of capitalized interest	6,387	12,038	9,466	7,625	6,627	5,386
Equity in losses (earnings) equity method investments	1,567	—	(201)	(7,398)	(15,705)	(151)

Total earnings, as adjusted	$(178,885)	$583,038	$664,286	$772,815	$(25,978)	$670,292

Ratio of Earnings to Fixed Charges(1)	—	14.7	13.7	15.0	—	14.9

(1)
The ratio of earnings to fixed charges is not presented for the six months ended June 30, 2010 because in such period fixed charges exceeded earnings by $201.0 million primarily due to a charge of $175.0 million for the upfront disgorgement of past profits recorded in connection with the consent decree we received from the FDA. The ratio of earnings to fixed charges is not presented for the year ended December 31, 2006 because in such period fixed charges exceeded earnings by $70.9 million primarily due to a pre-tax charge of $219.2 million to write off the goodwill for our genetic testing business unit and a pre-tax charge for in-process research and development of $552.9 million incurred in connection with our acquisition of AnorMED, Inc.

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  Exhibit 12.1